

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3720

June 10, 2010

Donald E. Graham
Chairman and Chief Executive Officer
The Washington Post Company
1150 15th Street, N.W.
Washington, D.C. 20071

> **Re:    The Washington Post Company**
> **Form 10-K for the Year ended January 3, 2010**
> **Filed March 2, 2010**

Dear Mr. Graham:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director